FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:	July, 2004
Commission File Number :	001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated July 8, 2004, relating to Roissy Charles de Gaulle Airport
Details

Page 1 of 3 Total Pages

PRESS RELEASE

Euronext : LG, NYSE : LR	Paris, July 8, 2004

Terminal 2E of Roissy Charles de Gaulle Airport
Details from Lafarge Group

In response to questions raised about the release of the interim report of the investigative inquiry led by Jean Berthier into the incident at Terminal 2E at Roissy Charles de Gaulle airport, the Lafarge Group confirms what it already declared at the time of the Annual General Meeting of its shareholders.

Béton de Paris, a subsidiary of the Lafarge Group, produced between July 2000 and June 2002 around 7,500m3 of EGA B40 concrete for a consortium of companies responsible for pre-casting the concrete shells for the roof of the Terminal 2E building at Roissy Charles de Gaulle airport. The concrete was delivered to a pre-casting plant belonging to the consortium within the confines of the airport and close to the construction itself.

The concrete supplied by Béton de Paris met AFNOR’s XP P1805 French national standard and complied with Aéroports de Paris’ Cahier des Clauses Techniques Particulières (special technical specifications). In addition to the controls carried out by Béton de Paris, additional laboratory checks were conducted by the maître d’oeuvre and maître d’ouvrage and by the consortium, which confirmed the conformity of the product delivered with the order specifications.

The consortium of companies responsible for pre-casting the concrete shells adapted the final preparation of the concrete on site and moulded it into the shells.

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 75,000 people in 75 countries and posted sales of €13.6 billion and operating income on ordinary activities of €1.9 billion in 2003. Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS:		INVESTOR RELATIONS:

Stéphanie Tessier:	33-1 44-34-92-32	James Palmer:	(+33) 1 4434 1126
stephanie.tessier@lafarge.com		james.palmer@lafarge.com

Philippe Hardouin:	33-1 44-34-11-71	Danièle Daouphars:	(+33) 1 4434 1151
philippe.hardouin@lafarge.com		daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, including statements regarding our expected operating income, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 8, 2004	Lafarge
(Registrant)

By: /s/ Jean-Pierre Cloiseau
Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance

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